Exhibit 99.1

ChinaCache Announces Definitive Agreements to Acquire ChinaCache Xin Run

Funding Launches Beijing’s Largest Data Center and China’s First Internet Exchange

BEIJING, December 2, 2015 - ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced that it has entered into definitive agreements for its subsidiary, ChinaCache Xin Run Technology (Beijing) Co., Limited (“Xin Run”), to sell 60% of Xin Run’s equity interest to three investors for a total consideration of RMB375.0 million. Xin Run owns and operates ChinaCache’s Atecsys Cloud Data Center (“Atecsys”) and is expected to build China’s first Internet Exchange.

Pursuant to the agreements, Tianjin Shuishan Technology Co., Ltd., KPIW (Beijing) Investment Fund Co., Ltd. and Tianjin Dingsheng Zhida Technology Co., Ltd. will subscribe for 36%, 22% and 2%, respectively, of the post-investment equity interest in Xin Run for a consideration of RMB225.0 million, RMB137.5 million and RMB12.5 million, respectively.  After the completion of the transaction, ChinaCache will, through a subsidiary, own 40% equity interest in Xin Run and will cease to consolidate the results of Xin Run and its subsidiaries. ChinaCache may recognize investment gains under the US GAAP as the result of this transaction.

ChinaCache also agrees not to engage in the data center business that competes with Xin Run until the completion of a qualified initial public offering of Xin Run.

Atecsys is located in Shunyi Tianzhu Tax Free Zone in Beijing, China and is expected to become the largest International T3+ Data Center in Beijing based on the total number of server racks, which will be approximately 15,000 when completed. Atecsys offers over 80,000 square meters of customer space and is comprised of ten buildings for the data centers and one for the Internet Exchange, which is expected to become China’s first Internet Exchange when completed. The Internet Exchange is designed to serve the Internet industry in China with effective interconnection and peering services through world-class technologies and a private backbone line across key cities from Beijing to Hangzhou.

“We are extremely excited to receive the support from investors to officially introduce Beijing’s largest Data Center and the first Internet Exchange in China, which marks a significant milestone for ChinaCache,” commented Song Wang, founder, Chairman and CEO of ChinaCache. “The rapid growth of China’s Internet industry is generating enormous demand for Cloud services and Big Data, which requires increased data storage and Internet infrastructure. By integrating our vast content delivery network (CDN) and profound technology resources, the state-of-the-art Atecsys International Data Center and Internet Exchange enable ChinaCache to establish a complete eco-system and comprehensive service platform. We can now provide Internet service providers, content providers, Cloud service providers and enterprises with an unparalleled total solution.”

“We believe the structure of this transaction provides a clear and substantial valuation for Xin Run and will significantly increase our shareholder value. We look forward to continuing our expansion into related areas, while further improving the Internet infrastructure in China,” concluded Mr. Wang.

Tianjin Shuishan Technology Co., Ltd. is owned by Mr. Song Wang, Chairman of the Board of Directors and Chief Executive Officer of ChinaCache. Mr. Wang will obtain a loan from KPIW (Beijing) Investment Fund Co., Ltd. to make this investment.

The completion of the transaction is subject to customary closing conditions, including the obtain of requisite governmental approvals. The transaction has been approved by the audit committee of the Board of Directors of the Company.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com